FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated October 7, 2008
2.	Press release dated October 7, 2008
3.	Press release dated October 7, 2008
4.	Press release dated October 21, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2008

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM INTRODUCES LPDDR2 MEMORY CONTROLLER
TO ACCELERATE CHIP PERFORMANCE
AND IMPROVE ENERGY SAVINGS

Updated ARM DDR and DDR2 memory controllers offer DDR PHY (DFI) Interface support

CAMBRIDGE, UK – Oct. 7, 2008 – ARM [(LSE: ARM); (Nasdaq: ARMH)] today announced the ARM® PrimeCell® low-power DDR2 (LPDDR2) dynamic memory controller (PL342), which provides a high-performance interface to LPDDR2 memory systems that provide more than twice the bandwidth of LPDDR memory systems and deliver significant power savings over standard DDR2 memory.

The PL342 memory controller complements ARM’s existing broad range of memory controllers and Physical IP and will enable SoC designers to take full advantage of LPDDR2, particularly in applications such as mobile multimedia, networking and consumer applications, which require high bandwidth access and low power consumption, and have multiple bus masters which require access to shared memory. LPDDR2 memory is emerging as a compelling solution for next-generation mobile and embedded applications and ARM has been an active participant in the JEDEC committee defining the LPDDR2 standard.

The ARM PL342 dynamic memory controller offers a highly configurable interface between the AMBA® 3AXI™ protocol and LPDDR2 memory, tuning the memory interface to provide breakthrough efficiency, managing transactions through arbitration and scheduling, delivering quality of service (QoS) support, and minimizing latency in memory access to maximize system-on-chip (SoC) performance. Further, the PL342 memory controller features numerous energy-saving functions, including partial and full power-down and pre-charging of memories without affecting data flow.

The PL342 memory controller’s modular design enables it to be adapted for use with many types of dynamic memory. Future releases will add support for additional memory types to provide optimal solutions for current and planned CPU and GPU cores.

ARM is a contributing member of the industry consortium defining the DFI (DDR PHY Interface) specification, and the PL342 memory controller will be an early adopter of the DFI 2.1 specification. The DFI compliant PHYs being developed by the ARM Physical IP division will enable ARM PrimeCell memory controllers to provide improved processor performance while simplifying design implementations.

The PL342 memory controller is one of a number of new additions to the ARM memory controller family, all of which will support DFI. Other new additions include:
•	a new version of the popular PL340 DDR/LPDDR dynamic memory controller offering LPDDR-NVM support
•	a new version of its PL341 DDR2 dynamic memory controller, featuring ECC (Error Correcting Code) support – a critical feature for automotive and networking applications.

“As LPDDR2 memory becomes more widely available, designers will be looking for new ways to bridge the performance gap between external memory and SoC processors, and take full advantage of advanced low-power memory systems. The ARM PL342 dynamic memory controller helps to maximize memory interface efficiency, minimize latency and ensure QoS, while minimizing energy consumption,” said Keith Clarke, VP Fabric IP, ARM. “ARM is committed to continued innovation in interconnect and peripheral IP to deliver integrated, optimized solutions for SoC backplanes.”

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and AMBA are registered trademarks of ARM Limited. AXI is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:

Stuart Gill	Alan Tringham
Text 100	ARM
+44 208 846 0758	+44 (0) 1223 400947
londonarm@text100.co.uk	alan.tringham@arm.com

Star Meza
Text100
+1 415 593 8431

star.meza@text100.com

Item 2

ARM ANNOUNCES ACTIVE ASSIST SERVICE TO ACCELERATE PARTNER DEPLOYMENT OF ARM ARCHITECTURE
ARM Active Assist offers ARM Partners targeted onsite expert advice to help teams better optimize ARM subsystem designs

CAMBRIDGE, UK – Oct. 7, 2008 -ARM [(LSE: ARM); (Nasdaq: ARMH)] today announced the availability of its new Active Assist on-site service to meet ARM® IP Partners’ demand for rapid IP deployment. Active Assist will help embedded system designers, implementers and programmers of ARM-based platforms to shorten their time to market by quickly gaining the engineering expertise on ARM IP that is most relevant to their design project. The service will offer customers architectural design advice to ensure best practice techniques are adopted, thereby helping achieve optimal ARM subsystem design. In addition, project monitoring and proactive technical feedback during the lifecycle of the customer project will help to reduce time to market and increase design-in confidence for new ARM Partners.

Active Assist helps make engineering teams more effective on ARM IP through a range of customized deployment services, including:
•	Tailored training customized to project requirements, delivering the most relevant knowledge in the shortest time possible
•	On-site design and flow auditing from dedicated ARM analysts to optimize the team set-up for ARM deployment
•
Assistance on delivering high-performance, energy-efficient SoC implementations through the combination of ARM’s processor and Fabric IP in conjunction with ARM’s Physical IP portfolio of highly optimized, leading-edge cell libraries, memory compilers and interface products

•	Regular correspondence through project monitoring to track milestones and ensure constant checking against best-practice ARM design techniques
•	Comprehensive technical design reviews before design sign-off to give confidence that the ARM subsystem design is optimal
•	Assistance with test chip and debug environment set-up to get the prototyping environment up-and-running as fast as possible when first silicon is returned

“We are helping our Partners help themselves,” said Paul Elbro, VP and general manager, ARM Services.  “The ARM Active Assist service aids engineering teams coming up to speed on ARM IP to benefit directly from our design expertise. We are in a unique position to offer this high value service to adopters of ARM processor-based technology.”

The customized deployment services offered within the ARM Active Assist service can be acquired in distinct service packages tailored to meet different project demands. These packages range from complete front-to-back project assistance from team set-up through architectural specification and design sign-off, to one-off engagements including assessment of project set-up, architectural design review, or on-site help with prototype board bring-up.

“We found the ARM Active Assist program highly valuable to our development program” said Stefano Ravaglia, SoC R&D Director, Computer Systems Division, STMicroelectronics. “Our design team were all new to the Cortex™-A9 processor and the AMBA® 3 AXI™ methodology. The ARM Active Assist team delivered targeted in-depth knowledge showing deep experience of complete system design. It enabled us to rapidly get to grips with the technology and have confidence that we were focusing on the most critical parts of the ARM subsystem design.”

The Active Assist service is backed by a team with extensive ARM deployment experience across a wide range of design environments, technologies and product requirements. All services are provided with comprehensive documentation of the ARM analysis and recommendations signed off by ARM to ensure high quality results and customer satisfaction.

Availability
Initial rollout in 2008 will be limited to the US and Europe, with rollout to other world regions planned for 2009. Active Assist packages will initially be offered for the ARM7™ processor family, ARM9™ processor family, ARM11™ processor family, MPCore™ multicore technology and Cortex family of processors, AMBA interconnect and Fabric IP, CoreSight™ on-chip debug and trace technology and the RealView® debugger. Additional information on ARM Active Assist is available at http://www.arm.com/support/activeassist.html

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, RealView and AMBA are registered trademarks of ARM Limited. ARM7, ARM9, ARM11, MPCore and AXI are trademarks of ARM Limited.   All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

ARM PRESS OFFICE: +44 208 846 0797
Alan Tringham
ARM
+44 1223 400947
alan.tringham@arm.com

Alexander Todd
Text 100
+44 (0)208 846 0720
Alexander.todd@text100.co.uk

Star Meza
Text 100
+1 415 593 8431

StarM@text100.com

Item 3

ARM TACKLES DESIGN CHALLENGES FOR COMPLEX, APPLICATION-RICH CONSUMER DEVICES WITH LATEST REALVIEW DEVELOPMENT TOOLS

RealView Development Suite 4.0 Professional enables developers to realize the full potential of their ARM processor-based devices, including the Cortex-A9 MPCore multicore processor

CAMBRIDGE, UK – Oct. 7, 2008 – ARM [(LSE: ARM); (Nasdaq: ARMH)] today announced the RealView® Development Suite 4.0 Professional tool suite at the fifth annual ARM® Developers’ Conference in Santa Clara, Calif. A host of new benefits combine in the RealView Development Suite 4.0 Professional, including new compilation techniques to achieve up to 10 percent processor performance improvement and enhanced system profiling for more precise analysis of software execution and system performance. Developed with complex, application-rich systems in mind – particularly mobile devices such as mobile internet devices and smartphones – RealView Development Suite 4.0 Professional enables developers to push the limits of functionality and get the very best out of the ARM architecture, including the latest ARM Cortex™-M3,  Cortex-R4, CortexA8 and Cortex-A9 processors and the Cortex-A9 MPCore™ multicore processor.

“Stunningly complex devices such as today’s fully-featured smartphones have generated a demand for similar gadgets and applications that offer a new level of connectivity and user experience. In order to create these next-generation devices, powerful software tools are essential,” said Rich Wawrzyniak, senior analyst, Semico Research Corporation. “By continuing to introduce new features to its tool suite, ARM is ensuring that developers get the very best out of its architecture and are able to develop rich applications that will enhance the end-user experience.”

Among the key benefits included in RealView Development Suite 4.0 Professional are link-time code generation and profiler-driven compilation. Link-time code generation significantly reduces code size, and designers gain the option to either increase system functionality with no additional memory requirement, or lower overall system cost. Profiler-driven compilation enables code to be optimized based on actual use, which significantly improves software performance and responsiveness of applications on ARM processors.

The tool suite also features a new version of the ARM Profiler. Besides supporting long-duration profiling of fully optimized production code, the new ARM Profiler now also supports Real-Time Streaming Instruction Trace. This allows capture and storage of continuous instruction trace for up to 10 days, which would provide detailed information on what software the device is executing and how this affects the performance and behavior of the system.

“As today’s consumer electronics, particularly smartphones and mobile internet devices (MIDs) become increasingly sophisticated, powerful software tools will be essential to enabling the development of new systems,” said Mark Onions, director of marketing, System Design Division, ARM. “ARM has worked closely with its Partners to ensure that our software tools help designers address issues like performance, power and cost, while helping to streamline the creation of tomorrow’s feature-rich designs.”

Other key features and benefits of RealView Development Suite 4.0 Professional include:
•	Two additional ultra-fast Real-Time System Models (RTSMs) supporting Cortex-R4 and Cortex-A9 processors running at an equivalent of 250MHz
•	Support for the ARM Cortex-A9 processor with NEONTM vectorizing compiler
•	The ARM Workbench IDE based on the open-source Eclipse Integrated Development Environment (IDE)
•	Enhanced support allowing developers to take advantage of the Cortex-M3 processor bit-banding memory
•	Support for controlling compiler optimizations that simplify the validation process for critical systems
•	Support for Texas Instruments OMAP 3 devices; Marvell Feroceon Dragonite v5TE and v6T2 cores; and Faraday Technology Corporation FA526, FA626 and FA626TE cores
•	Enhanced support for ARM CoreSight™ advanced debug and trace features

The RealView Development Suite 4.0 Professional tools suite is utilized by industry-leading companies, including Dolby Laboratories, Inc. (NYSE: DLB), Parasoft and QSounds Labs:

“The new RealView Development Suite helps us deliver the best Dolby solutions for the ARM processor-based devices,” said Martin Dietz, vice president, EMEA and Business Strategy,

Dolby Laboratories. “With these tools, our customers can more easily port technologies like Dolby® Mobile and aacPlus to devices, while significantly reducing time-to-market. More features in less time equals a better experience for consumers.”

 “RVDS 4.0 Professional is a very important step in ARM’s continued evolution of their Eclipse-based RVDS development environment. By providing their state of the art tools under the open Eclipse platform, ARM greatly facilitates the tool platform integration instrumental in enabling a seamless development process with greater productivity necessary to meet the growing demand for complex mobile devices,” said Sergei Sokolov, general manager of Parasoft Embedded, a member of ARM Connected Community™ which provides Eclipse-based code analysis and application quality solutions focused on automated defect prevention.

 “The flexible and open environment of the ARM RealView Development Suite Professional tools have facilitated our efforts to provide efficient and optimized audio technologies for the mobile market,” said Brian Schmidt, CTO of QSound Labs, Inc. “The new features in the RealView Development Suite 4.0 Professional will help us to further optimize our code for NEON technology.”

Availability
The ARM RealView Development Suite 4.0 Professional is available for licensing today in both standard and professional versions.  For more information about the tools, please visit:  http://www.arm.com/products/DevTools/RealViewSoftwareDevelopment.html.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and RealView are registered trademarks of ARM Limited. Cortex and NEON are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Dolby is a registered trademark of Dolby Laboratories.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Michelle Spencer	Erik Ploof	Star Meza
ARM	ARM	Text 100 PR
+44 1628 427780	+1 425 785 1352	+1 415 593 8431
Michelle.spencer@arm.com	erik.ploof@arm.com	starm@text100.com

Item 4

ARM PROFILER FOR SYMBIAN OS: ARM AND SYMBIAN COLLABORATE TO ENABLE FEATURE-RICH, LOW-POWER ADVANCED MOBILE APPLICATIONS

ARM Profiler for Symbian OS empowers developers to deliver high performance and reduced power consumption for Symbian OS-based mobile phones

CAMBRIDGE AND LONDON, UK – Oct. 21, 2008 – ARM [(LSE: ARM); (Nasdaq: ARMH)] and Symbian Limited today announced at the Symbian Smartphone Show in London, ARM® Profiler for Symbian OS™.  As part of the recently-launched RealView® Development Suite 4.0 Professional, the ARM Profiler enables developers of mobile phone applications running on Symbian OS to add enhanced features and reduce power consumption. Developers can quickly and accurately target their optimizations with immediate feedback on actual application performance and with the rapid identification of bottlenecks across a broad range of performance measurements, bringing their applications to market faster and with lower risk.

“Consumers expect mobile phone applications to deliver advanced features, with the best possible performance and minimal power consumption,” said Mike Whittingham, vice president of Ecosystem Development, Symbian. “Developers of complex mobile applications have come to expect the level of power management and performance optimization found within Symbian OS. The new ARM Profiler provides an analysis environment that enables developers to maximize the performance and power efficiency of their applications, on ARM technology-based mobile phones.”

The industry-leading capabilities of the ARM Profiler for Symbian OS build upon ARM’s trusted profiling technology which enables non-intrusive, long duration application profiling on hardware or system models; code coverage information, even when source code is unavailable; and the ability to profile fully optimized software. New benefits for developers using the ARM Profiler include:

•	The ability to profile applications running on Symbian OS

•	Profile-driven compilation for automatic code optimization, based on runtime performance
•	Instruction trace replay for a deeper understanding of application performance

Many profiling tools require code annotation or system instrumentation, which do not provide an accurate representation of application performance or allow profiling capabilities only for very short durations due to buffer limitations. ARM Profiler surpasses these limitations with the ability to analyze fully optimized images, analyze for unlimited durations using the streaming trace feature in RealView Trace 2 and profile the instructions executing on the real time system models from ARM.  In addition, with the capacity to analyze the applications running on Symbian OS, engineers can now obtain deeper insight into how applications are affected by system resources and shared libraries for a better understanding of how applications perform as part of a complex system.

“Symbian and ARM have once again collaborated to deliver the very best power and performance advantages for customers using Symbian’s industry-leading mobile operating system,” said John Cornish, vice president and general manager, System Design Division, ARM. “The innovative features of the ARM Profiler build upon ARM’s established technology to provide unparalleled trace and optimization capabilities, significantly streamlining the development process for next-generation mobile applications running on Symbian OS.”

Availability
ARM Profiler for Symbian OS is available now as part of the ARM RealView Development Suite 4.0 Professional. For more information, please visit:  http://www.arm.com/products/DevTools/RealViewSoftwareDevelopment.html.

About Symbian Limited
Symbian is a software licensing company that develops and licenses Symbian OS, the market-leading open operating system for mobile phones.
Symbian licenses Symbian OS to the world's leading handset manufacturers and has built close co-operative business relationships with leading companies across the mobile industry. During

Q2 2008, 19.6 million Symbian mobile phones were sold worldwide to over 250 major network operators, bringing the total number of units shipped up to 30 June 2008 to 226 million.
Symbian has its headquarters in London, United Kingdom, with offices in the United States, United Kingdom, Asia (India, P.R. China, and Korea) and Japan. For more information, please visit www.symbian.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.
ENDS

ARM and RealView are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

SYMBIAN MEDIA CONTACTS
Global Karen Hamblen Symbian Press Office +44 77 6699 0229 press@symbian.com	UK Katie Buckett Brands2Life +44 78 3228 6400 Katie.buckett@brands2life.com	US Valerie Breslow V. Breslow Communications +1 858 337 4217 valbreslow@earthlink.net	Japan Yukari Majima Burson-Marsteller +81 3 3264 6782 symbian.pr@bm.com	China Joy Tian Edelman China +86 10 6530 8590 x 247 symbian.pr@edelman.com

ARM PRESS OFFICE: +44 208 846 0797
Michelle Spencer	Erik Ploof	Star Meza
ARM	ARM	Text 100 PR
+44 1628 427780	+1 425 785 1352	+1 415 593 8431
Michelle.spencer@arm.com	erik.ploof@arm.com	starm@text100.com